# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### March 22, 2010

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

## Iowa Renewable Energy, LLC

### File No. 0-52428 - CF#24794

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Iowa Renewable Energy, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 16, 2010.

Based on representations by Iowa Renewable Energy, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1                 through July 13, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Craig E. Slivka
Special Counsel